For Immediate Release
---------------------


                       DIATIDE ANNOUNCES NYCOMED AMERSHAM
                       TO DISCONTINUE DEVELOPMENT PAYMENTS

                     Partner to continue milestone payments;
            Marketing collaboration on track for AcuTect(TM) and P829

LONDONDERRY, NH, Aug. 10, 1998--Diatide, Inc. (NASDAQ: DITI) announced today that it received notice that its partner, Nycomed Imaging AS, has elected to terminate the option and development agreement between them in order to discontinue research and development payments. This will take effect January 31, 1999 and while costing Diatide $3 million over the next two years, Diatide regains the U.S. rights to all non-optioned products. This decision does not affect the co-promotion and license agreements in place relating to Diatide's two lead products, AcuTect(TM) and P829. Diatide will receive two milestone payments, totaling $4 million for these products in the current quarter, and an additional $2 million is expected in 1999 with the approval of P829.

Diatide has two priority New Drug Applications (NDA) pending with the U.S. Food and Drug Administration (FDA). The Company's lead product, AcuTect for the imaging of acute venous thrombosis in the lower extremities, received an approvable letter in February 1998 and under the Prescription Drug User Fee Act (PDUFA), the FDA is obligated to respond by September 16, 1998. Diatide's second product, P829 for the imaging of malignant tumors in the lung, received priority status in June 1998, meaning that the FDA will attempt to review the NDA within six months.

"The news is somewhat disappointing, however it does expand our opportunities for additional and potentially more favorable collaboration on our earlier stage imaging products," said Richard T. Dean, Ph.D., Diatide's CEO. "Nycomed has clearly communicated its excitement for our two lead products, AcuTect and P829, both of which Nycomed has optioned and is committed to license and co-promote, and we look forward to the marketing phase of our relationship."

"We are pleased with our arrangement with Diatide to co-promote and license AcuTect and P829 and are enthusiastic about the market potential for these unique imaging products," said Daniel L. Peters, President of Nycomed Inc. "Down the road, we may decide to option additional products that are still in Diatide's research pipeline."

The 1995 strategic alliance formed between Diatide and Nycomed related to Diatide's imaging products (Techtides(R)) and involved three agreements: option and development; co-promotion of optioned products in the U.S.; and, distribution and license of optioned products in Europe, South Africa and parts of the Middle East. At the time the alliance was established, Nycomed made a $10 million equity investment in Diatide and agreed to make quarterly research and development payments of $500,000 beginning in the third quarter of 1995. Additional payments were required upon the exercise of any option with respect to a Techtide. Nycomed had the right to terminate its option and development agreement with an earliest notice date of February 1998. Nycomed merged with Amersham International plc in October 1997.

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In addition to its $10 million equity investment, Nycomed has paid Diatide more than $9 million under the agreements. This includes $6.2 million in development payments, $1 million in option payments for the marketing rights to AcuTect and P829; and a 1997 $2 million milestone payment for Diatide's AcuTect NDA filing. Diatide anticipates an additional $6 million in milestone payments over the next twelve months.

Under the co-promotion agreement, Nycomed agreed to market and promote, on a joint basis with Diatide, Techtides for which Nycomed has exercised its co-promotion rights. In the U.S. Nycomed will promote Diatide's products to group purchasing organizations, hospital pharmacies and hospital-based physicians, while Diatide will promote its products to commercial radiopharmacies.

In Europe, South Africa and certain countries in the Middle East, Nycomed has exclusive distribution and license rights and is obligated to pay royalties to Diatide on net sales as well as to purchase peptide kits under a supply arrangement.

Nycomed Amersham plc, headquartered in England, is a world leader in healthcare, diagnostic imaging, biotech supply and consumer health products.

Diatide is a specialty pharmaceutical company engaged in the discovery, development and commercialization of proprietary, disease-specific pharmaceuticals for the diagnosis and treatment of life-threatening conditions, such as cancer, infection and cardiovascular disease. Diatide's proprietary technologies in the areas of peptide engineering and radiolabeling chemistry have produced a number of peptides that bind with high affinity and specificity to molecular targets on diseased tissue and to which a radioisotope can be attached for imaging or therapeutic purposes. The result is a pipeline of medical-imaging agents (Techtides(R)) and solid tumor and cardiovascular therapeutics (Theratides(TM)).

Diatide has six products for seven indications in its clinical pipeline and has 21 issued U.S. patents and more than 70 pending U.S. patents. Diatide is based in New Hampshire, where it conducts most of its research and development activities with a staff of more than 80 full-time employees, including 15 Ph.D.s and two M.D.s on its research staff.

FOR FURTHER INFORMATION:

Daniel F. Harrington
Chief Financial Officer
(603) 437-8970

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This press release contains forward-looking statements that involve a number of risks and uncertainties. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the caption "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors That May Affect Future Results" ("Certain Factors") in the Company's Annual Report on Form 10-K for the year ended December 31, 1997 which is on file with the Securities and Exchange Commission. These Certain Factors are incorporated herein by reference. As more fully described in the Certain Factors, the Company's potential products are all still in development; there can be no assurance that the Company's potential products will demonstrate the safety, efficacy and cost attributes currently expected by the Company; there can be no assurance as to when the FDA will complete its review of the NDA for AcuTect or P829, or as to when Nycomed will file for European regulatory approval; there can be no assurance that the Company will receive regulatory approvals to commence or continue clinical trials of product candidates, or to market any products including AcuTect and P829, or, if such approvals are received, that the Company's products will be commercially successful, that the Company's products will be accepted by the medical community or third-party payors, or that technologies, patents and proposed products of other companies will not render the Company's products obsolete or noncompetitive; and there can be no assurance that the claims allowed under any issued patent will be sufficiently broad to protect the Company's technology.